UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

 Under the Securities Exchange Act of 1934

Glacier Enterprises, Inc.
(Name of Issuer)
Common Stock, par value $.0001 per share
(Title of Class of Securities)
None
(CUSIP Number)
Geoffrey W. Nehrenz 13722 Cleveland Ave NW Uniontown, OH 44685 (330) 699-3995
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 26, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Geoffrey W Nehrenz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 31,026,600

	8.	Shared Voting Power

	9.	Sole Dispositive Power 31,026,600

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,026,600

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 99%

14.	Type of Reporting Person (See Instructions) IN

Page 2 of 5 pages

Item 1. Security and Issuer.

This Schedule 13D/A relates to the common stock, par value $.0001 per share (the “Common Stock”) of Glacier Enterprises, Inc., whose principal executive offices are located at 13722 Cleveland Avenue NW, Uniontown, OH 44685  (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is Geoffrey W. Nehrenz (the “Reporting Person”).

(b) The business address of the Reporting Person is 13722 Cleveland Avenue NW, Uniontown, OH 44685 .

(c) The Reporting Person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is President and Managing Partner, Keystone Active Trader LLC 13722 Cleveland Avenue NW, Uniontown, OH 44685.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person, Keystone Active Trader LLC, bought 31,026,600 shares of the Issuer in a private transaction from William Tay and paid the sum of $59,990. After the purchase, William Tay owns 313,400 shares of the common stock of the Issuer, and Keystone Active Trader LLC owns 31,026,600.

Item 4. Purpose of Transaction.

The purpose of the transaction was for a change in control of the Issuer, based on a private sale of 31,026,600 shares of common stock of the Issuer by William Tay to Keystone Active Trader LLC.

As part of the acquisition and pursuant to the Share Purchase Agreement, William Tay resigned as the Issuer's President, Chief Executive Officer, Treasurer, Secretary and Director effective February 17, 2010.

Page 3 of 5 pages

Item 5. Interest in Securities of the Issuer.

(a) Keystone Active Trader LLC beneficially owns 31,026,600 shares of the Issuer's Common Stock.

(b) Not applicable.

(c) Not applicable.

(d) Not applicable.

(e) On February 26, 2010, the Reporting Person became a beneficial owner of more than five percent of the Common Stock issued and outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1. Share Purchase Agreement, dated February 11, 2010, between William Tay and Keystone Active Trader LLC (Incorporated herein by reference to an 8-K report filed by the Issuer on February 26, 2010).

Page 4 of 5 pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

March 4, 2010

Glacier Enterprises, Inc.

By:	/s/ Geoffrey W. Nehrenz
Geoffrey W. Nehrenz

Page 5 of 5 pages